

September 29, 2011

Via E-mail
John W. Kozak
Chief Financial Officer
Park National Corporation
50 North Third Street
P.O. Box 3500
Newark, Ohio 43058

> **Re: Park National Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-13006**

Dear Mr. Kozak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General Comments

1. We note that you disclose in your Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, that you intend to file an amended 10-K because you have now determined that there was a material deficiency in your internal controls over financial reporting. Given the impact that this determination has over not only your controls and procedures disclosure required by Item 9A of Form 10-K, but also on Management's

Report on Internal Controls as well as Crow Horvath's report, please provide us with your analysis supporting your conclusion that an Item 4.02 8-K was not required.

<u>Management's Discussion and Analysis - Incorporated from the Financial Review Section of the Company's Annual Report filed as Exhibit 13</u>

2. Given the extensive impact of the performance of Vision and the impact of the credit problems with loans originated by Vision on your financial results, revise future filings to discuss all material steps taken by Management to remediate the problems at Vision. Also, include management's view of how long Vision's results will continue to drag down overall company performance. Please refer to Item 303(a) of Regulation S-K, including Instruction 3 to Item 303(a).

<u>Executive Compensation - Incorporated from Definitive Proxy Statement on Schedule 14A filed March 14, 2011</u>

<u>Compensation Discussion and Analysis</u>

<u>Executive Summary, page 34</u>

3. We note that your Compensation Discussion and Analysis section includes only one named executive officer aside from the PEO and PFO. We also note that your proxy statement lists only three executive officers. Please tell us, with a view toward disclosure, how you determined which persons are designated as executive officers of your company, as defined by Rule 3b-7 and please explain why you have included compensation information for only one executive officer other than the PEO and PFO. Refer to Item 402(a)(3)(iii) of Regulation S-K.

<u>Factors Influencing Compensation in 2010, page 38</u>

4. We note your disclosure on page 39 that pursuant to the Interim Final Rule, you are prohibited from paying and accruing any bonuses, retention awards or incentive compensation to or on behalf of your NEOs. We note also that you have increased the base salaries of the NEOs to supplement the incentive compensation that they may have received if not for the restrictions of the Interim Final Rule. Please tell us, with a view toward disclosure, how the Committee concluded that this practice does not conflict with the restrictions put in place by the Interim Final Rule. Please also tell us whether the Compensation Committee considered your total cash compensation levels in comparison to the compensation levels of the members of your peer group that are participants in the Capital Purchase Program. Finally, please note the reasons noted by the Compensation Committee in determining to provide increases in salary that directly reflect the decrease in incentive compensation mandated by the Interim Final Rule.

Form 10-Q for the Quarter Ended June 30, 2011

Item 2 – Management's Discussion and Analysis, page 35

5. We note that you substantially increased your holdings of cash and cash equivalents in the second quarter of 2011 over the second quarter of 2010. We also note that your net interest margin declined in 2011 over 2010. To the extent that you continue to hold a higher percentage of liquid assets in future periods, starting with the September 30, 2011 quarter, please address Management's reasons for adopting this asset mix, and the impact upon your net interest margin and overall rate of return.

Item 4 – Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 55

6. We note your disclosure that management determined, after an exit interview with Vision's regulators, that a significant deficiency identified at December 31, 2010 should have been characterized as a material weakness in your internal control over financial reporting disclosure. Please tell us, with a view toward disclosure, whether the revelation that your review process with regard to your internal controls and disclosure controls failed to accurately evaluate the deficiency at Vision caused you to reevaluate the overall effectiveness of your review program and the quality of your effectiveness and deficiency determinations. Also, please explain what steps, if any, management has taken, and will take, in order to ensure that your internal control over financial reporting and disclosure controls and procedures are effective going forward.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel